                                                                    Exhibit 99.1

                                                           FOR IMMEDIATE RELEASE

               G. WILLI-FOOD REPORTS HIGHEST QUARTERLY REVENUES IN
                   COMPANY HISTORY FOR FIRST QUARTER OF 2006

       SIGNIFICANT YOY GAINS IN REVENUES, GROSS, OPERATING AND NET PROFITS

FIRST QUARTER 2006 FINANCIAL HIGHLIGHTS

     o    34.7% increase in sales over first quarter of 2005

     o    71.8% increase in gross profit versus first quarter of 2005

     o    163.9% increase in operating income, excluding G&A expense related to one-time unrealized capital gain, compared to same quarter last year

     o    164.1% increase in net income, excluding the effect of one-time unrealized capital gain, compared to same quarter last year

YAVNE, ISRAEL - MAY 9, 2006 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ: WILC)
(the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its unaudited financial results for the quarter ended March 31, 2006.

The Company's revenues for the first quarter of 2006 increased 34.7% to NIS 54.5 million (US $11.7 million) compared to revenues of NIS 40.5 million (US $8.7 million) in the first quarter of 2005. The Company's gross profits for the first quarter of 2006 increased 71.8% to NIS 14.4 million (US $3.1 million) compared to gross profits of NIS 8.4 million (US $1.8 million) in the first quarter of
2005. 2006 first quarter gross margins of the Company improved to 26.4% compared to gross margins of 20.7% in the same period in 2005.

Mr. Zwi Williger, President and COO of Willi-Food commented, "We are very excited about our strong results for first quarter of 2006. With sales increases in all of our business segments, we were able to achieve the highest quarterly revenues and gross profit in the Company's history. Our domestic market drove revenue gains for the quarter, and we anticipate growth in the export market as well."

The Company's operating income for the first quarter of 2006 increased 84.5% to
NIS 4.4 million (US $0.9 million) from NIS 2.4 million (US $0.5 million)
reported in the comparable quarter of last year. 2006 first quarter operating income includes the effect of a one-time NIS 1.3 million (US $0.3 million)
expense that was recorded during the quarter for an advertising campaign to promote Willi-Food's brand name and products whose effect will continue throughout the year, as well as a NIS 1.9 million (US $0.4 million) one-time general and administrative expense due to a management bonus attributed to an unrealized capital gain resulting from the commencement of the trading of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's AIM market on March 9, 2006. Excluding the effect of the management bonus attributed to the unrealized capital gain, the Company's operating income for the first quarter of 2006 was NIS 6.3 million (US $1.3 million), a 163.9% increase over operating income reported in the first quarter of 2005.

The Company's first quarter 2006 net income was NIS 22.7 million (US $4.9 million), or NIS 2.63 (US $0.56) per share compared to a net income of NIS 1.9 million (US $0.4 million), or NIS 0.22 (US $0.05) per share, recorded in the first quarter of 2005. Net income for first quarter of 2006 includes a one-time unrealized capital gain due to the public listing of the shares of Gold Frost,
Ltd. Excluding the effect of the unrealized capital gain, the Company's net income from operations for the first quarter of 2006 was NIS 4.9 million (US
$1.1 million), a 164.1% increase over net income reported in the first quarter of 2005.

Mr. Williger continued, "The broad based strength of our business enabled us to deliver record results, both on the top and bottom lines. Moreover, we are able to differentiate our company through our success at becoming a high margin business in a low margin industry."

Furthermore, Mr. Williger added, "With these positive quarterly results, coupled with being debt free and cash positive, we believe that we are in a strong financial position to achieve our goal of expanding our foothold in the lucrative U.S. and European food markets. At present, we are in the process of identifying possible U.S. and European distributors and are optimistic about the outcomes."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2006: U.S. $1.00 equals NIS
4.665. The translation was made solely for the convenience of the reader.

CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com

                        G. WILLI-FOOD INTERNATIONAL LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                    MARCH 31,  DECEMBER 31,  MARCH 31,  DECEMBER 31,
                                                     -------     -------     -------     -------
                                                     2 0 0 6     2 0 0 5     2 0 0 6     2 0 0 5
                                                     -------     -------     -------     -------
                                                             NIS                US DOLLARS (*)
                                                     -------------------     -------------------
                                                                    (IN THOUSANDS)
                                                     -------------------------------------------

      ASSETS

CURRENT ASSETS
   Cash and cash equivalents                          52,584      30,431      11,272       6,523
   Marketable securities                               3,275       3,229         702         692
   Trade receivables                                  52,159      48,396      11,180      10,374
   Other receivables and prepaid expenses              7,396       7,673       1,585       1,645
   Inventories                                        34,664      30,798       7,431       6,602
                                                     -------     -------     -------     -------
      TOTAL CURRENT ASSETS                           150,078     120,527      32,170      25,836
                                                     -------     -------     -------     -------

FIXED ASSETS

Cost                                                  25,135      23,343       5,388       5,004
Less: accumulated depreciation and amortization        5,976       6,686       1,281       1,433
                                                     -------     -------     -------     -------

                                                      19,159      16,657       4,107       3,571
                                                     -------     -------     -------     -------

                   OTHER ASSETS, NET                      95          90          20          19
                                                     =======     =======     =======     =======

                                                     169,332     137,274      36,297      29,426
                                                     =======     =======     =======     =======

  LIABILITIES AND SHAREHOLDERS'
         EQUITY

CURRENT LIABILITIES
   Payables:
      Trade payables                                  21,369      19,938       4,581       4,274
      Related parties                                  3,421       2,193         733         470
      Other and accrued expenses                       6,371      12,973       1,365       2,781
                                                     -------     -------     -------     -------
      TOTAL CURRENT LIABILITIES                       31,161      35,104       6,679       7,525
                                                     -------     -------     -------     -------

                 LONG TERM LIABILITIES
    Accrued severance pay                                315         299          67          64
                                                     -------     -------     -------     -------
MINORITY INTEREST                                     13,289           -       2,849           -
                                                     -------     -------     -------     -------
SHAREHOLDERS' EQUITY

      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares, issued
         and outstanding - 8,615,000 shares              948         948         203         203
      Additional paid-in capital                      20,258      20,258       4,342       4,342
         Retained earnings                           103,361      80,665      22,157      17,292
                                                     -------     -------     -------     -------
                                                     124,567     101,872      26,702      21,837
                                                     =======     =======     =======     =======

                                                     169,332     137,274      36,297      29,426
                                                     =======     =======     =======     =======

     (*)Convenience translation into U.S. dollars

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                 THREE MONTHS  THREE MONTHS THREE MONTHS  THREE MONTHS
                                    ENDED         ENDED         ENDED         ENDED
                                  MARCH 31      MARCH 31      MARCH 31      MARCH 31
                                  ---------     ---------     ---------     ---------
                                   2 0 0 6       2 0 0 5       2 0 0 6       2 0 0 5
                                  ---------     ---------     ---------     ---------
                                            NIS                    US DOLLARS (*)
                                  -----------------------     -----------------------
                                    (IN THOUSANDS, EXCEPT PER SHARE AND SHARE DATA)
                                  ---------------------------------------------------

  Sales                              54,545        40,497        11,692         8,681

  Cost of sales                      40,127        32,107         8,601         6,882
                                  ---------     ---------     ---------     ---------

     GROSS PROFIT                    14,418         8,390         3,091         1,799
                                  ---------     ---------     ---------     ---------

  Selling expenses                    5,155         3,558         1,105           763

  General and administrative
     expenses                         4,824         2,426         1,035           520
                                  ---------     ---------     ---------     ---------

     Total operating expenses         9,979         5,984         2,140         1,283
                                  ---------     ---------     ---------     ---------

     OPERATING INCOME                 4,439         2,406           951           516

  Financial income, net                 613           433           131            93
                                  ---------     ---------     ---------     ---------

Income before other income            5,052         2,839         1,082           609

Other income                         19,113             -         4,097             -
                                  ---------     ---------     ---------     ---------

  Income before taxes
     on income                       24,165         2,839         5,179           609

  Taxes on income                     1,469           983           314           211
                                  ---------     ---------     ---------     ---------

     NET INCOME                      22,696         1,856         4,865           398
                                  =========     =========     =========     =========

Earnings per share data:

Earnings per share:

   Basic                               2.63          0.22          0.56          0.05
                                  =========     =========     =========     =========

   Diluted                             2.60          0.22          0.56          0.05
                                  =========     =========     =========     =========

Shares used in computing
   basic and diluted earnings
   per ordinary share:            8,615,000     8,615,000     8,615,000     8,615,000
                                  =========     =========     =========     =========

     (*) Convenience translation into U.S. dollars